Filed by Rayonier Inc. and Rayonier Operating Company LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pope Resources, a Delaware limited partnership

Commission File No.: 1-6780

Date: 3/4/2020

On March 4, 2020, certain members of the management team of Rayonier Inc. (“Rayonier”) provided at an industry conference certain supplemental information about Rayonier’s pending acquisition of Pope Resources, a Delaware limited partnership. A copy of relevant excerpts of the presentation follows.

Dave:	And then I’ll wrap it up with a brief overview of our recently announced Pope acquisition. This was announced in mid January. We’re very excited about this transaction. It is a perfect fit against a lot of the criteria that we’ve talked about. It’s a high-quality asset. It’s got a very high component of Douglas fir, 83% of the inventory is merchantable inventories in Douglas fir. So it brings our balance from 60% to 68%.

Why is that important? Douglas fir has higher values and more market optionality, especially to the Japan export market, as well as the domestic market. Because of the complementary age class of Pope’s assets, we were also able to increase our sustainable yield in the Northwest by 32%. And then lastly, there’s a lot of synergies from a management standpoint. The land that Pope has is a lot more gentle from a topography standpoint. That translates into lower logging costs. And therefore, more favorable harvest metrics.

And again, it gets back to that idea of optionality. When you’re in – we want to be buying properties that help us both in good markets and bad markets. In bad markets, when you’d got more ground that doesn’t require expensive cable logging, it just gives you a lot more options going forward.

We do expect this acquisition to be CAD accretive right out of the gate. There’s fairly modest synergies of roughly $5 million. We expect the EBITDA over the next five years to average $38 million and CAD of $25 million.

With that, I’ll pause the opening comments and open it up for questions.

Anthony:	Great. Dave, you recently issues your 2020 harvest outlook. And I was wondering if you could kind of walk us through, between your three regions, kind of expectations around volume and then maybe sort of implied at the dopper(?) ton.

Dave:	Yeah, so after our 4th quarter earnings release, we released our guidance. And including in that was some slight increases in the harvest volumes. And it’s important to note that those are really driven by acquisition activities and productivity improvements that we’ve made. If you add up the recent acquisitions that we’ve done in the US South, it equates to roughly 200,000 tons of incremental sustainable harvest. And that’s really what the range, the low and the high end of the range bumped up accordingly in that.

We kept the Northwest the same. Obviously, once we complete the Pope Resources acquisition midyear, that will increase. And then New Zealand also had a slight increased, based on some recent acquisition activity that we completed down there.

And generally, we like to target the sustained yield when we think about harvest levels, but we always have some flexibility to move that up or down. A good example right now with the current market situation with China is we’re tapping on the breaks with New Zealand to not sort of put more volume into that market. So you have some flexibility, but we generally, certainly from a guidance standpoint, to try to think about that in that sustainable harvest level.

Anthony:	And then just moving to the US. I mean a lot of the companies at the conference this week have talked about the strength in the US housing market, the homebuilding season. Lumber prices have risen 11 weeks in a row. Obviously, you don’t produce lumber, but can you talk about the demand for your logs in the South, the Pacific Northwest from domestic?

Dave:	Sure. A couple things to point out if you wind the clock back, there were a number of permanent mill closures in Canada the middle part of last year. And I think much of the market anticipated that we’d see a faster reaction from a lumber pricing standpoint. But what you have to take into account was there was a lot of inventory, lumber inventory in the pipeline that had to work itself out. And that really didn’t occur until late last year.

And so we started seeing, I would say, more price elasticity on the log side late last year. We definitely saw it in the Northwest. We’re enjoying some nice increase in pricing in the Northwest, both on a domestic side and in the Japan export side. And so that’s a bright spot right now, in terms of our markets. And it will be nice to have that additional Pope volume to participate in that.

And then in the US South I think it very much depends on the neighborhood that you’re in. There was – if you go back to the financial crisis, we’ve added a billion tons of inventory in the US South. But it’s been very differentially distributed. Much more of that inventory in the interior parts of the US South. And so those markets right now have very weak growth to drain ratios, whereas the markets, the better quality markets are much more in balance. Over 60% of our Southern assets are in the top two markets in Northern Florida and Coastal Georgia. And that’s a big difference when you think about it from a price elasticity standpoint.

And so we’re encouraged by how our footprint is. And centrally the US South has had a lot of new sawmill capacity added. I think that capacity is still ramping up. It’s not yet to the level of stated increase. And so we’re continuing to monitor that. But we’ve been encouraged on the margin by what we’ve seen in terms of demand in the US South as well. And I think you’re going to continue to see the US South grow as a proposition of North American production.

Anthony:	Right. Maybe just one last question from me and maybe Mark could speak to it. But just can you talk broadly about capital allocation following the close of the Pope deal? Sort of where you’ll be from a leverage perspective, where you want to be and then just sort of uses of cash going forward?

Mark:	Yeah, sure. As we announced at the time of the Pope acquisition announcement, there are about $300 million of cash uses that are going into the deal. And that’s comprised of roughly $165 million of cash consideration to the LP and GP holders of Pope, as well as about $100 million rollover of debt in transaction fees and expenses.

And so if you kind of roll forward our 12/31 balance sheet, assuming the EBITDA contribution and the $300 million of incremental debt that we’re taking on to do the deal, the leverage will be at roughly 4.5 times net debt to EBITDA, which I’d say is generally at the higher end of where we like to target. And so we’ve indicated that we do expect to focus on sub-deleveraging and the near to medium term.

And again, we have a lot of tools at our disposal to do that. We obviously have the ability to sell parcels of timberland to achieve that. And that’s certainly something that we’ll be focusing on in the next several quarters.

Rayonier to Acquire Pope Resources

Rayonier + POPE = **Stronger Company**

Strategic Benefits

- Significantly expands the scale of Rayonier's Pacific Northwest timberland portfolio
  - Adds 125k[1] acres of fee ownership
  - Increases PNW sustainable yield by 57 MMBF
- Significantly improves quality of Rayonier's Pacific Northwest portfolio
  - Increases proportion of Douglas-fir merchantable inventory from 60% to 68%
  - Increases proportion of ground-based logging, with significantly lower operating costs
  - Improves geographic and log market diversity
- Adds 17k "look-through"[2] acres from timber fund business
- Opportunity to leverage regional expertise in silvicultural practices, log marketing and logistics
- Enhances pipeline of value-added HBU and real estate development opportunities

Financial Benefits

- Expected synergies of $5 million[3] annually
  - Reduction of overhead expenses
  - Elimination of redundant public company costs
- Improves PNW cash flow per acre due to strong markets, favorable species mix and lower operating costs
- Expected five-year average annual financial impact:
  - Adjusted EBITDA*: +$38 million
  - CAD*: +$25 million
- Expected to be accretive to CAD* / share in first full year[3]
- Limits incremental leverage with minimum equity consideration of 70%
  - Opportunity to reduce debt through portfolio optimization / large dispositions
- UPREIT structure offers tax deferral option for Pope unitholders and facilitates future timberland acquisition opportunities for Rayonier

(1) Includes approx. 6,000 acres representing long-term timber deeds, timber reservations from prior land sales, and lands located within real estate project areas.
(2) "Look-through" represents pro-rata ownership of the funds.
(3) Excludes transaction costs and costs required to achieve synergies.
* Non-GAAP measure (see Appendix for definitions).

Rayonier
Investor Presentation | March 2020
11

Pope Timberlands Significantly Enhance Rayonier Portfolio (1) (2) Pro Forma Sustainable Yield Acres and % by Age-Class (000 Acres) (MMBF / year) 70 300 Rayonier Pope 60 57 235 250 50 40 200 178 30 20 150 10 100 – 0-4 5-9 10-14 15-19 20-24 25-29 30-34 35+ 50 RYN 14% 14% 15% 10% 8% 10% 15% 14% – POPE 14% 8% 10% 10% 14% 7% 16% 21% Rayonier Pope Combined (2) % Productive Forest Merchantable Volume Species Mix Rayonier 60% 26% Rayonier 78% Pope 83% 8% Pope 83% Combined 68% 20% Combined 79% – 20% 40% 60% 80% 100% Douglas-fir Hemlock Other Conifer Cedar Hardwood 65% 70% 75% 80% 85% 90% Pope Resources’ partnership timberland complements Rayonier’s existing age-class distribution and materially upgrades the quality of our Pacific Northwest portfolio. (1) See definition of sustainable yield in Rayonier’s most recent Form 10-K. (2) Rayonier age class and 35+ year old merchantable volume as of 09/30/19. Pope age class and 35+ year old merchantable volume represents partnership / fee timber only and is projected as of 12/31/19. 38 Investor Presentation | March 2020Pope Timberlands Significantly Enhance Rayonier Portfolio (1) (2) Pro Forma Sustainable Yield Acres and % by Age-Class (000 Acres) (MMBF / year) 70 300 Rayonier Pope 60 57 235 250 50 40 200 178 30 20 150 10 100 – 0-4 5-9 10-14 15-19 20-24 25-29 30-34 35+ 50 RYN 14% 14% 15% 10% 8% 10% 15% 14% – POPE 14% 8% 10% 10% 14% 7% 16% 21% Rayonier Pope Combined (2) % Productive Forest Merchantable Volume Species Mix Rayonier 60% 26% Rayonier 78% Pope 83% 8% Pope 83% Combined 68% 20% Combined 79% – 20% 40% 60% 80% 100% Douglas-fir Hemlock Other Conifer Cedar Hardwood 65% 70% 75% 80% 85% 90% Pope Resources’ partnership timberland complements Rayonier’s existing age-class distribution and materially upgrades the quality of our Pacific Northwest portfolio. (1) See definition of sustainable yield in Rayonier’s most recent Form 10-K. (2) Rayonier age class and 35+ year old merchantable volume as of 09/30/19. Pope age class and 35+ year old merchantable volume represents partnership / fee timber only and is projected as of 12/31/19. 38 Investor Presentation | March 2020

Pacific Northwest EBITDA* Benchmarking § Following November 2014 announcements, Rayonier reduced its rate of harvest in the Northwest § EBITDA* per ton and EBITDA* per acre both declined as a result of reduced harvest and, more recently, due to significant decline in pricing Northwest EBITDA* / Ton Northwest Rate of Harvest Northwest EBITDA* / Acre ($ per ton harvested) ($ per acre) (tons per acre per year) $60 5.5 $250 5.0 $50 $200 4.5 4.0 $40 $150 3.5 3.0 $30 $100 2.5 2.0 $20 $50 1.5 $10 1.0 – 2013 2014 2015 2016 2017 2018 2019 2013 2014 2015 2016 2017 2018 2019 2013 2014 2015 2016 2017 2018 2019 RYN WY Pope RYN WY Pope RYN WY Pope Rayonier’s Pacific Northwest EBITDA* per ton has historically been below the peer group due to its higher proportion of hemlock volume (vs. Doug-fir) and higher mix of cable logging. Source: WY EBITDA based on historical public filings, excludes PCL contribution in 2013 – 2015; Pope EBITDA based on historical public filings. Volume and acreage data for all peers based on historical public filings; assumes 8.0 tons per MBF for Pope. * Non-GAAP measure or pro forma item (see Appendix for definitions and RYN reconciliations). 40 Investor Presentation | March 2020Pacific Northwest EBITDA* Benchmarking § Following November 2014 announcements, Rayonier reduced its rate of harvest in the Northwest § EBITDA* per ton and EBITDA* per acre both declined as a result of reduced harvest and, more recently, due to significant decline in pricing Northwest EBITDA* / Ton Northwest Rate of Harvest Northwest EBITDA* / Acre ($ per ton harvested) ($ per acre) (tons per acre per year) $60 5.5 $250 5.0 $50 $200 4.5 4.0 $40 $150 3.5 3.0 $30 $100 2.5 2.0 $20 $50 1.5 $10 1.0 – 2013 2014 2015 2016 2017 2018 2019 2013 2014 2015 2016 2017 2018 2019 2013 2014 2015 2016 2017 2018 2019 RYN WY Pope RYN WY Pope RYN WY Pope Rayonier’s Pacific Northwest EBITDA* per ton has historically been below the peer group due to its higher proportion of hemlock volume (vs. Doug-fir) and higher mix of cable logging. Source: WY EBITDA based on historical public filings, excludes PCL contribution in 2013 – 2015; Pope EBITDA based on historical public filings. Volume and acreage data for all peers based on historical public filings; assumes 8.0 tons per MBF for Pope. * Non-GAAP measure or pro forma item (see Appendix for definitions and RYN reconciliations). 40 Investor Presentation | March 2020

Cautionary Statement Regarding Forward-Looking Information

In addition to historical information, this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Rayonier Inc. (“Rayonier”) and Pope Resources, a Delaware Limited Partnership (“Pope”) operate and beliefs of and assumptions made by Rayonier’s management and Pope’s management, involve uncertainties that could significantly affect the financial or operating results of Rayonier, Pope or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the proposed transaction involving Rayonier and Pope, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to (i) benefits of the proposed transaction to stockholders, employees and other constituents of the combined company, (ii) synergies and other cost savings as a result of completion of the proposed transaction, (iii) the expected timetable for completing the proposed transaction or integration of the two companies, (iv) general conditions in the geographic areas where Rayonier or Pope operate, (v) creating value for stockholders, (vi) changes in timber prices, (vii) changes in sales or contribution volume of developed properties and (viii) the availability of capital are each forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The following important factors, among others, could cause actual results or events to differ materially from those expressed in forward-looking statements that may have been made in this document: risks associated with achieving expected synergies and other costs savings; risks associated with the ability to complete the proposed transaction and the timing of the closing of the proposed transaction; the ability to successfully integration our operations and employees following the closing of the proposed transaction; the cyclical and competitive nature of the industries in which we operate; fluctuations in demand for, or supply of, our forest products and real estate offerings; entry of new competitors into our markets; changes in global economic conditions and world events; fluctuations in demand for our products in Asia, and especially China; various lawsuits relating to matters arising out of our previously announced internal review and restatement of our consolidated financial statements; the uncertainties of potential impacts of climate-related initiatives; the cost and availability of third party logging and trucking services; the geographic concentration of a significant portion of our timberland; our ability to identify, finance and complete timberland acquisitions; changes in environmental laws and regulations regarding timber harvesting, delineation of wetlands, and endangered species, that may restrict or adversely impact our ability to conduct our business, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires, which can adversely affect our timberlands and the production, distribution and availability of our products; interest rate and currency movements; our capacity to incur additional debt; changes in tariffs, taxes or treaties relating to the import and export of our products or those of our competitors; changes in key management and personnel; our ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust and changes in tax laws that could adversely affect beneficial tax treatment; the cyclical nature of the real estate business generally; a delayed or weak recovery in the housing market; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, especially in Florida, which also may be affected by changes in law, policy and political factors beyond our control; unexpected delays in the entry into or closing of real estate transactions; changes in environmental laws and regulations that may restrict or adversely impact our ability to sell or develop properties; the timing of construction and availability of public infrastructure; and the availability of financing for real estate development and mortgage loans; the potential impact of announcement of the proposed transaction or consummation of the proposed transaction on relationships, including with employees and customers; the unfavorable outcome of any legal proceedings that have been or may be instituted against Rayonier or Pope; the amount of the costs, fees, expenses and charges related to the proposed transaction and the actual terms of the financings that may be obtained in connection with the proposed transaction; those additional risks and factors discussed in reports filed with the SEC by Rayonier and Pope from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Except to the extent required by applicable law or regulation, each of Rayonier and Pope disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

Important Additional Information and Where to Find It

In connection with the proposed merger, Rayonier and its subsidiary, Rayonier Operating Company LLC (“ROC”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Rayonier common stock and units representing partnership interests in ROC to be issued in connection with the merger. The registration statement will include a proxy statement/prospectus which will be sent to the stockholders of Pope seeking their approval of the merger-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAYONIER, POPE AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Rayonier at its website, www.rayonier.com, or from Pope at its website, www.poperesources.com. Documents filed with the SEC by Rayonier will be available free of charge by accessing Rayonier’s website at www.rayonier.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Rayonier at 1 Rayonier Way, Wildlight, FL 32097, and documents filed with the SEC by Pope will be available free of charge by accessing Pope’s website at www.poperesources.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Pope at 19950 Seventh Avenue NE, Suite 200, Poulsbo, WA 98370.

PARTICIPANTS IN THE SOLICITATION

Rayonier and Pope and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pope in respect of the proposed transaction under the rules of the SEC. Information about Pope’s directors and executive officers is available in Pope’s Annual Report on Form 10-K and certain of its Current Reports on Form 8-K. Information about Rayonier’s directors and executive officers is available in Rayonier’s proxy statement dated April 1, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Rayonier or Pope using the sources indicated above.

NO OFFER OR SOLICITATION

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.